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                                                                    EXHIBIT 99.1


                                  RISK FACTORS

We are dependent upon financing from outside sources while we develop our natural gas properties.

     For the past several years our primary sources of liquidity have been from debt and equity financing provided by our majority shareholder, Slough Estates USA Inc. ("Slough"), and sales of producing oil and gas properties in the United States. With the substantial reduction in cash flow from operations following the sale of the majority our U.S. producing oil and gas assets during fiscal 2000, there is not sufficient cash flow from operations to support our overhead and other projected cash needs over 2001. In fiscal 2000, we entered into a credit agreement with TCW Asset Management Company ("TCW") that provides for a borrowing facility of up to $17 million for further development of the Comet Ridge project. We received an initial loan advance of $7.5 million in February 2001. Approximately $4.5 million was used to repay a previous Comet Ridge project-financing loan due to Slough. The balance of $3 million covered $1.5 million in initial capital costs of a twenty-well drilling program, $1.3 million of working capital for TCW-approved purposes and approximately $200,000 of fees and taxes related to the financing. Additional loan advances of up to $5.3 million are available to finance the 20-well drilling program and $4.2 million may be available for other lender approved drilling projects.

     Our share of the initial drilling estimates by the operator on the Comet Ridge project for the 20-well drilling program exceed the $6.8 million of funding designated by TCW for the program by approximately $2.5 million. We are evaluating various courses of action which would enable us to meet our cash funding needs, including additional debt financing, sales of common stock and asset sales. Slough has indicated that it is prepared to increase its equity ownership in Tipperary if required to meet our cash flow requirements. There can be no assurance that we will be able to obtain additional financing required to fund our proposed business plan in fiscal 2001 and beyond, or if any such financing is obtained, that it will not be on terms which are disadvantageous to our shareholders.

We lack diversification because our business plan is highly concentrated in coalbed methane properties in Australia.

     In the fiscal year ended September 30, 2000, we sold most of our U.S. oil and gas properties after determining in early 2000 to concentrate on the exploration and development of coalbed methane properties. Currently, most of our efforts and resources are being expended on our coalbed methane properties located in Queensland, Australia. Because we lack diversification, our financial results and condition will rely significantly upon the success of the Australian operations.
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Widely fluctuating oil and gas prices significantly influence our revenues and earnings.

     Our revenues and earnings are determined, to a large degree, by prevailing prices for gas and, to a lesser extent, oil. In Australia, natural gas sales are made using short- or long-term contracts. As a result, the price has not been as volatile as in the United States. Historically, oil and gas prices in the United States have been volatile and are likely to continue to be volatile. During the winter of 1998/1999, natural gas prices were less than one-third and oil prices less than half of the current prices. These prices are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and numerous additional factors that are beyond our control. Because a significant portion of our production is in Australia, the level of our revenues will be particularly sensitive to the prices we are able to receive in Australia. The factors that influence oil and, to a lesser extent, gas prices include:

 . worldwide political instability (especially in the Middle East and other oil-producing regions),

 . the foreign supply of oil and gas and the price of foreign imports,

 . the level of consumer product demand,

 . government regulations and taxes,

 . the price and availability of alternative fuels, and

 . the overall economic environment.

     A substantial or extended decline in oil and gas prices would have a material negative effect on our financial position, results of operations, quantities of gas and oil that may be economically produced and access to capital.

We have a high level of dependence on customers and our five-year gas supply contracts in Australia that can directly affect our results of operations.

     In the United States, currently one purchaser represents over 80% of our domestic oil and gas revenue. All sales from the Company's Comet Ridge project in Queensland, Australia are currently made to one purchaser under two five-year gas supply contracts. Sales under the first contract began in January 1999; the second contract effective June 1, 2000 provides for volumes in addition to those delivered under the first contract. While we do not believe that the loss of any purchaser would have a material adverse impact on our ability to sell our production to another purchaser at similar prices, loss of revenue from these customers due to nonpayment by the customer, or loss of all or substantially all of this business could have a negative impact on our results of operations and financial condition.
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We must successfully acquire or develop additional reserves of gas or oil in order to continue long-term production.

     The rate of production from our oil and gas properties generally decreases as reserves are depleted. The productive life of our coalbed methane reserves is not certain, since our project is among the first developed projects in Australia. Our proved reserves will decline over time unless we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional recoverable reserves. Thus, our future production of gas and oil is highly dependent upon our level of success in acquiring or finding additional reserves.

We have limited control over development of our properties because we are not the operator of the properties.

     As the non-operating owner of working interests in Australia and the United States, we do not have the right to direct or control the drilling and operation of wells on the properties. As a result, the rate and success of the drilling and development activities on those properties operated by others may be affected by factors outside of our control, including:

     . the timing and amount of capital expenditures;

     . the operator's business and technical expertise and financial resources;
       and

     . the selection of suitable technologies for certain operational activities.

     If the operators of these properties do not reasonably and prudently drill and develop these properties, then the value of our working interest may be negatively affected. We and other non-operating interest owners in the Comet Ridge project in Queensland, Australia have sued the operator on the project for, among other claims, breach of the operating agreement, and we are seeking the removal of this operator from the project. While the operator is legally obligated to perform its duties under the operating agreement during the pendency of the case, our relationship with the operator is strained, which may adversely affect the development of the project.

Competing supplies of gas in Australia would be a detriment to our earnings.

     Our primary focus recently has been to explore, develop and produce natural gas properties in Queensland, Australia. Alternative large-scale supplies of natural gas, whether from within or outside of Queensland, would significantly affect demand for natural gas in the Queensland market in the future. One such alternative would be the proposed 1,988-mile gas pipeline which would connect Queensland with Papua New Guinea's southern highlands fields which contain significant gas reserves. Completion of this pipeline project, a pipeline proposal to bring gas from the Timor sea into eastern Australia, or the availability of other gas supplies would likely lower the price of natural
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gas, and as a result, adversely impact our earnings and financial condition.

Sales of outstanding shares may hurt our stock price.

     The market price of our common stock could fall substantially if our shareholders sell large amounts of our common stock. The possibility of such sales in the public market may also hurt the market price of our securities. As of January 31, 2001, the Company had 24,472,587 shares of common stock outstanding. Potential future sales of our common stock include 13,468,040 shares beneficially held by our officers, directors and principal shareholders, representing 55% of the total number of shares outstanding. In addition, the trading volume of our common stock has not been significant for the past several years. Any continuous or large sales of our common stock in the open market can be expected to affect the volatility of the price of our shares.

Existing principal shareholders and management own a significant amount of our outstanding stock which gives them control of our activities.

     Existing principal shareholders and management own approximately 55% of the outstanding shares of our common stock. Such persons, as a practical matter, control our operations as they are able to elect all members of our Board of Directors.

Our reported reserves of gas and oil represent estimates which may vary materially over time due to many factors.

     (a) Generally. Because our reserves in Australia do not have a significant period of production history, our estimated reserves may be subject to downward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors. There are numerous uncertainties and uncontrollable factors inherent in (i) estimating quantities of oil and gas reserves, (ii) projecting future rates of production, and (iii) timing of development expenditures. In addition, the estimates of future net cash flows from our proved reserves and the present value of such reserves are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of our reserves and amount of estimated future net cash flows from our estimated oil and gas reserves.

     (b) Proved Reserves; Ceiling Test. A deterioration of gas or oil prices could result in our recording a non-cash charge to earnings at the end of a quarter or year. We have incurred write-downs in the past and may do so in the future. Our proved reserve estimates are based upon our analysis of our oil and gas properties and are subject to rules set by the SEC. We periodically review the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of oil and gas properties on a country-by-country basis may not exceed the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. At
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the end of each quarter, the test is applied using unescalated prices in effect at the applicable time and may result in a write-down if the "ceiling" is exceeded, even if prices decline for only a short period of time.

Our future hedging activities may prevent us from realizing the benefits in gas or oil price increases.

     From time to time we engage in hedging activities with respect to some of our projected oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. To the extent that we engage in such activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges during certain time periods. We currently are not a party to any hedging contracts so our results of operations are directly related to current prices of gas and oil.

Exercise of outstanding warrants and options may dilute current shareholders.

     As of January 31, 2001, we had warrants and options outstanding to purchase 3,458,336 shares of our common stock at a weighted average exercise price of $2.46 representing 14% of the then outstanding shares of common stock. These warrants and options enable the holder to profit from a rise in the market value of our common stock with potential dilution to the existing holders of common stock. These outstanding warrants and options could inhibit our ability to obtain new equity because of reluctance by potential equity holders to absorb potential dilution to the value of their shares.

Our Board of Directors can issue preferred stock with terms that are preferential to our common stock.

     Our Board of Directors may issue up to 10,000,000 shares of Cumulative Preferred Stock and up to 10,000,000 shares of Non-Cumulative Preferred Stock without action by our shareholders. The Board of Directors has the authority to divide the two classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series. Rights or preferences could include, among other things:

     . the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders,

     . greater or preferential liquidation rights which could negatively affect the rights of common stockholders, and

     . the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.

     In addition, the ability of our Board of Directors to issue preferred stock could impede or deter unsolicited tender offers or takeover proposals.
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We face significant competition in the oil and gas industry from a multitude of small to large oil and gas companies.

     The oil and gas industry is highly competitive. As a small independent oil and gas company, we frequently compete for exploration leases, licenses, concessions, acquisitions and marketing agreements against companies having substantially larger capital, financial and other resources than we possess. We compete with a number of other potential purchasers for coalbed methane properties, and our ability to replace reserves sold and produced will be dependent upon our ability to develop existing coalbed methane resources and/or select, acquire and develop a sufficient number of suitable coalbed methane properties. We may be disadvantaged in competing effectively with these larger entities.

Negative economic or regulatory trends will likely affect our operations.

     Our operations are subject to the risks and uncertainties of general economic conditions in the U.S. and Australia, along with risks associated with changes in environmental, tax, labor and other laws and regulations to which we are subject in both the countries. Adverse economic trends would likely hamper the condition of the capital markets we utilize to finance our operations.

We are subject to political and economic risks with respect to our Australian operations.

     Our primary operations focus is on our Australian natural gas exploration, development and production activities which may be subject to:

 . political and economic uncertainties (including but not limited to changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them),

 .  cancellation or modification of contract rights, and

 . royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which we conduct our operations.

     Consequently, our Australian operations may be substantially affected by factors beyond our control, any of which could negatively affect our performance. Furthermore, in the event of a dispute in Australia that does not arise under the joint operating agreement for the Comet Ridge project, we may be subject to the exclusive jurisdiction of Australian courts or we may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., either of which could adversely affect the outcome of such dispute.

Our exploration rights in Australia are subject to renewal at the discretion of the government.
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     Gas exploration in Queensland, Australia is conducted under an Authority to
Prospect ("ATP") which is granted at the discretion of the Queensland Minister for Mines and Energy. Each ATP requires the expenditure of a set amount of exploration costs, and is subject to renewal every four years. On renewal of an ATP, the Minister may require reduction of the area to which the ATP applies.
The primary ATP in which we have been exploring, ATP 526, covering approximately 1,088,000 gross acres, is currently up for renewal. We are not aware of a reason why the ATP would not be renewed, but no assurances can be given that the portion of the ATP not already subject to petroleum leases will be fully or even partially renewed. Non-renewal of the ATP would likely have a significant adverse affect on our business plan to develop our possible reserves.

The Australian gas market is currently limited and in the early stages of development; therefore, no assurances can be made that gas markets will develop sufficiently to provide us with financial success.

     Unlike the United States, Australia's market for natural gas is in its infancy and is primarily limited to industrial use. In addition, as of the date of this prospectus, Australia lacks significant pipeline and other gas transportation infrastructure to transport large amounts of gas from certain distant areas to major population centers. If, as we develop and expand production of our Australian gas reserves, the Australian market for gas does not also develop and grow, there may be too much gas for the market to absorb, causing natural gas prices to significantly decrease and negatively impact our results of operations and financial condition.

We may be negatively impacted by the currency exchange rate between United States and Australia since we receive significant revenues from gas sales in Australia.

     Currently, a substantial portion of our revenues are generated from natural gas sales denominated in Australian currency. These revenues are impacted by foreign currency fluctuations. In addition, the reported value of our Australian subsidiary's net assets is subject to currency fluctuations. Foreign revenues are also subject to special risks that may disrupt markets, including the risk of war, civil disturbances, embargo and government activities. There can be no assurance that we will not experience difficulties in connection with future foreign revenues and, in particular, adverse effects from foreign currency fluctuations.

We face significant operating risks which may not be insurable.

     Our operations are subject to all of the risks and hazards typically associated with the exploration, development, production and transportation of oil and gas. These risks will likely require spending large amounts of money for identification and acquisition of properties and for drilling and completion of wells. The exploration, drilling, production and transportation of oil and gas can be hazardous, involving unforeseen occurrences
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including, but not limited to, property title problems, unanticipated pressure or irregularities in formations, blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. Even if our exploration activities uncover gas and oil reserves, we cannot give assurance that they can be produced in economic quantities sufficient to justify the cost, that they can be economically transported from the field, or that they can be marketed satisfactorily. We maintain insurance against certain losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that our management believes to be prudent. However, insurance is not available for all operational risks, and the occurrence of a significant event that is not fully insured could negatively impact our results of operations and financial condition.

We face significant risks that natural gas property acquisition and development will not meet expectations or will subject us to unforeseen environmental liability.

     While we perform a review consistent with industry practices prior to acquiring any gas and oil property, reviews of this type are inherently incomplete. It generally is not feasible to review in-depth every individual property involved in each acquisition. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we may be required to assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates. Therefore, while our current projects do not include the acquisition of developed properties, we cannot make any assurances that future acquisitions will not have a negative effect upon our operating results.

Significant governmental regulations and other legal considerations increase our operating costs and subject us to potential significant liability.

     (a) Generally. Our U.S. exploration, development, production and marketing operations are regulated extensively at federal, state and local levels. Such laws and regulations govern a wide variety of matters. For example, most states in which we operate regulate the quantities of natural gas that may be produced from wells within their borders to prevent waste in the production of natural gas and to protect the correlative rights of competing interest owners. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. It is impossible at this time to determine what changes may occur with respect to such regulations and what effect, if any, such changes may have on us and the oil and gas industry as a whole.
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     (b) Environmental.  Our U.S. gas and oil operations are subject to significant federal, state and local governmental regulations with respect to the production, handling, transportation and disposal of oil and gas and their by-products, including water, for which our liability could extend beyond the time period during which we own the properties. Our Australian operations are also subject to similar regulation by the Australian authorities. To date, we have not been required to expend significant resources in order to satisfy applicable environmental laws and regulations. However, compliance costs under existing legal requirements and under any new requirements that might be enacted could become material. Additional matters subject to governmental regulation include discharge permits for drilling operations, performance bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. Although we believe that we are in substantial compliance with existing applicable environmental laws and regulations, it is possible that substantial costs for compliance may be incurred in the future under current or new environmental laws which may negatively impact our results of operations or financial condition.

     (c) Australia.

     Commonwealth of Australia Regulations.  The regulation of the oil and gas
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industry in Australia is similar to that of the United States, in that regulatory controls are imposed at both the state and commonwealth levels. Specific commonwealth regulations impose environmental, cultural heritage and native title restrictions on accessing resources in Australia. These regulations are in addition to any state level regulations. Native title legislation was enacted in 1993 in order to provide a statutory framework for deciding questions such as where native title exists, who holds native title and the nature of native title which were left unanswered by a 1992 Australian High Court ("Court") decision. The Commonwealth and Queensland State governments have passed amendments to this legislation to clarify uncertainty in relation to the evolving native title legal regime in Australia created by the decision in another Court case decided in 1996. Each authority to prospect, petroleum lease and pipeline license must be examined individually in order to determine validity and native title claim vulnerability.

     State of Queensland Regulations.  The regulation of exploration and
     -------------------------------
recovery of gas and oil within Queensland is governed by state-level legislation. This legislation regulates access to the resource, construction of pipelines and the royalties payable. There is also specific legislation governing cultural heritage, native title and environmental issues. Environmental matters are highly regulated at the state level, and most states in Australia have in place comprehensive pollution and conservation regulations. In particular, gas and oil operations in Queensland must comply with the Environmental Protection Act and any tenure condition requiring compliance with the Australian Petroleum Production and Exploration Association Code of Practice. The cost to comply with the foregoing regulations cannot be estimated at this time, although we believe that costs will not be material and will not significantly hinder or delay our development plans in Australia.
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     Australia Crude Oil and Gas Markets.  The Australia and Queensland
     -----------------------------------
onshore crude oil and gas markets are not regulated. However, a national regulatory framework for the natural gas market in Australia has commenced its roll out (on a state by state basis), with Queensland expected to implement legislative changes in the year 2001. The National Gas Access Regime (the "Regime") is being developed by a group of government and oil and gas industry representatives. Among the objectives of the Regime are to provide a process for establishing third party access to natural gas pipelines, to facilitate the development and operation of a national natural gas market, to promote a competitive market for gas in which customers are able to choose their supplier, and to provide a right of access to transmission and distribution networks on fair and reasonable terms and conditions. We cannot currently ascertain the impact of the Regime.

Our federal tax loss carryforwards expire if unused at various dates through fiscal 2020.

     As of September 30, 2000, we had net operating loss carryforwards for federal income tax purposes of approximately $29 million, which expire at various dates through fiscal 2020, subject to certain limitations. To the extent we generate taxable income, the utilization of these carryforwards provides us with a significant benefit by effectively lowering our current Federal income tax rate from approximately 35% to approximately 2%. Under complex Federal income tax rules, our net operating loss carryforwards are subject to annual limitations if there is a change of over 50% in our stock ownership during any three-year period. Thus, usage of our net operating loss carryforwards could be limited, for example, if we issue substantial amounts of common stock, or if our large shareholders sell substantial amounts of their common stock. Also, if we are acquired by another entity, the acquirer could be limited in its ability to utilize the loss carryforwards which might negatively affect the purchase price for our common stock.

We are dependent upon the services of our President and Chief Executive Officer.

     We are highly dependent on the services of our President, Chief Executive Officer and Chairman of the Board, David L. Bradshaw. We do not have an employment agreement with Mr. Bradshaw and we do not carry any key man life insurance on Mr. Bradshaw. The loss of his services could negatively impact our operations.